

Mail Stop 3561

January 5, 2010

Mr. James P. Walker, Jr.
Chief Executive Officer
Bidgive International, Inc.
3538 Caruth Blvd., Suite 200
Dallas, Texas 75225

   Re: **Bidgive International, Inc.**
     Form 10-K for the year ended December 31, 2008
     Filed April 16, 2009
     Form 10-Q for the quarter ended June 30, 2009
     Filed August 19, 2009
     File No. 0-49999

Dear Mr. Walker:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

           Sincerely,

           Jennifer Thompson
           Accounting Branch Chief